United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 13, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS TO PRESENT AT DEUTSCHE BANK GLOBAL CONSUMER CONFERENCE, AFFIRMS FULL-YEAR 2018 GUIDANCE

LONDON, 13 June 2018 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will discuss its plans and outlook with investors at the Deutsche Bank Global Consumer Conference in Paris today, Wednesday, 13 June 2018, at 13:15 BST, 14:15 CEST, and 8:15 a.m. EDT. The public can access the presentation live via webcast through the company’s website at www.ccep.com.

Chief Executive Officer Damian Gammell and Chief Financial Officer Nik Jhangiani will deliver the remarks.

In the presentation, CCEP will affirm full-year 2018 guidance including revenue growth in a low single-digit range, with both operating profit and earnings per share growth of between 6 percent and 7 percent. Each of these growth figures is on a comparable and fx-neutral basis when compared to 2017 comparable results. This revenue growth guidance excludes the accounting impact of incremental soft drinks industry taxes. These taxes are expected to add approximately 2 percent to 3 percent to revenue growth and approximately 4 percent to cost of goods growth. At recent rates, currency translation would have a negligible impact on 2018 full-year diluted earnings per share.

CONTACTS:

Investor Relations Sarah Willett T +44 (0) 7970 145 218	Media Relations Shanna Wendt T +44 (0) 7976 595 168
Thor Erickson T +1.678.260.3110

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: June 13, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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